Exhibit 99.1

CORPORATE RELEASE	19 February 2025

Manchester United Plc Reports

Second Quarter Fiscal 2025 Results

Key Points

•	The Men’s first team reached the round of 16 of both the UEFA Europa League and the FA Cup while the Women’s team reached the Quarter-Finals of the Women’s FA Cup

•	The Club welcomes Ayden Heaven and Patrick Dorgu to the men’s first team and Kayla Rendell to the women’s team; the Club extended contracts with Amad Diallo, Harry Maguire, Grace Clinton, Jayde Riviere and Jess Simpson and loaned out a total of 8 players across both teams, including Marcus Rashford, Tyrell Malacia and Antony

•	Total revenues declined 12% in the quarter primarily driven by lower Broadcasting revenues which declined 42.1% to £61.6 million related to participation in the UEFA Europa League versus record Broadcast revenues and participation in the UEFA Champions League last year

•	Club achieved Commercial revenue growth of 18.5% during the quarter to £85.1 million, driven by the front-of-shirt partnership with Snapdragon and a full quarter of e-commerce platform conversion

•	Strong ticket demand, hospitality and record Memberships drove Matchday revenue for the quarter to £52.0 million, 9.2% higher than last year

•	The Company recorded an operating profit of £3.1 million in the quarter, versus £27.5 million in 2Q24; second quarter adjusted EBITDA was £70.5 million, down 22.9% from £91.4 million in 2Q24

•	The Old Trafford Regeneration Task Force has completed its initial feasibility work and several options remain under consideration

•	For Fiscal 2025, the company reiterates its prior guidance of total revenues of £650 million to £670 million and now expects adjusted EBITDA guidance to be at the high end of its previously issued range of £145 million to £160 million

MANCHESTER, England – 19 February 2025 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) today announced financial results for the 2025 fiscal second quarter ended 31 December 2024.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “We recognise the challenges in improving our men’s team’s league position and we are all working hard, collectively, to achieve that. At the same time, we are pleased to have progressed to the knock-out phase of the UEFA Europa League and the 5th Round of the FA Cup. Meanwhile, our women’s team is currently placed second in the Women’s Super League, and has reached the Quarter Finals of the FA Cup.”

“Our redevelopment of the Carrington Training Complex remains on track. We continue to work towards a decision on the future of Old Trafford as part of a wider regeneration programme, which has now attracted UK Government support. This follows the work of the Old Trafford Regeneration Task Force in demonstrating the significant economic potential of a revitalised area around a future stadium project.”

Outlook

For fiscal 2025, the Company reiterates its previous revenue guidance of £650 million to £670 million and now expects adjusted EBITDA guidance to be at the high end of its previously issued range of £145 million to £160 million. The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38

Key Financials (unaudited)

£ million (except (loss)/earnings per share)	Three months ended 31 December			Six months ended 31 December
	2024	2023	Change	2024	2023	Change
Commercial revenue	85.1	71.8	18.5%	170.4	162.2	5.1%
Broadcasting revenue	61.6	106.4	(42.1)%	92.9	145.7	(36.2)%
Matchday revenue	52.0	47.6	9.2%	78.5	75.0	4.7%
Total revenue	198.7	225.8	(12.0)%	341.8	382.9	(10.7)%
Adjusted EBITDA(1)	70.5	91.4	(22.9)%	94.2	114.7	(17.9)%
Operating profit/(loss)	3.1	27.5	(88.7)%	(3.8)	29.4	(112.9)%
(Loss)/profit for the period (i.e. (loss)/income)	(27.7)	20.4	(235.8)%	(26.3)	(5.3)	(396.2)%
Basic (loss)/earnings per share (pence)	(16.35)	12.49	(230.9)%	(15.58)	(3.30)	(372.1)%
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(6.2)	19.3	(132.1)%	(6.5)	10.7	(160.7)%
Adjusted basic (loss)/income per share (pence)(1)	(3.65)	11.83	(130.9)%	(3.86)	6.56	(158.8)%
Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period and adjusted basic (loss)/earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 December 2024 was £210.0 million and total current borrowings including accrued interest payable was £215.7 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £85.1 million, an increase of £13.3 million, or 18.5%, over the prior year quarter.

•	Sponsorship revenue was £43.0 million, an increase of £3.8 million, or 9.7%, over the prior year quarter, primarily due to the new Qualcomm front of shirt sponsorship agreement, partially offset by other changes in our commercial agreements.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £42.1 million, an increase of £9.5 million, or 29.1%, over the prior year quarter, due to the launch of our new e-commerce model in partnership with SCAYLE.

Broadcasting

Broadcasting revenue for the quarter was £61.6 million, a decrease of £44.8 million, or 42.1%, over the prior year quarter, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year.

Matchday

Matchday revenue for the quarter was £52.0 million, an increase of £4.4 million, or 9.2%, over the prior year quarter, primarily due to strong demand for matchday hospitality packages. The 3 months ended 31 December 2024 saw the same number of home matches played as the 3 months ended 31 December 2023.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £196.4 million, a decrease of £2.3 million, or 1.2%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £82.5 million, a decrease of £12.6 million, or 13.2%, over the prior year quarter, primarily due to the men’s first team participating in the UEFA Europa League in the current year, compared to the UEFA Champions League in the prior year, resulting in a reduction in salaries.

Other operating expenses

Other operating expenses for the quarter were £45.7 million, an increase of £6.4 million, or 16.3%, over the prior year quarter. This is primarily due to increased costs associated with our new e-commerce model, partially offset by a reduction in fixed costs as a result of the Company’s focus on improving operating efficiency.

Depreciation and amortization

Depreciation for the quarter was £4.3 million, compared to £4.2 million in the prior year quarter. Amortization for the quarter was £49.4 million, a decrease of £1.1 million, or 2.2%, over the prior year quarter. The unamortized balance of registrations at 31 December 2024 was £517.6 million.

Exceptional items

Exceptional items for the quarter were a cost of £14.5 million. This relates to costs associated with the departure of former men’s first team manager Erik ten Hag and various members of football staff.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £0.8 million, compared to a profit of £0.4 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £37.6 million, compared to net finance costs of £0.3 million in the prior year quarter, primarily due to an unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings in the current year quarter, compared to a favorable swing in the prior year quarter.

Income tax

The income tax credit for the quarter was £6.8 million, compared to an income tax expense of £6.8 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £54.0 million in the quarter to 31 December 2024, compared to a decrease of £18.0 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £63.2 million, compared to £46.6 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £6.9 million, an increase of £4.1 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £49.9 million, an increase of £14.2 million over the prior year quarter.

Net cash inflow from financing activities for the quarter was £59.9 million, compared to £59.7 million in the prior year quarter. This is due to £80.0 million received from INEOS Limited in exchange for the issue of Class A and Class B shares, partially offset by a £20.0 million repayment of our revolving facilities. The prior year quarter saw a £60.0 million drawdown on our revolving facilities.

Balance sheet

Our USD non-current borrowings as of 31 December 2024 were $650 million, which was unchanged from 31 December 2023. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2746 at 31 December 2023 to 1.2540 at 31 December 2024, our non-current borrowings when converted to GBP were £515.7 million, compared to £506.5 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 December 2024 were £215.7 million compared to £266.8 million at 31 December 2023. As of 31 December 2024, cash and cash equivalents were £95.5 million compared to £62.8 million at the prior year quarter.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance (costs)/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit/(loss) on disposal of intangible assets and exceptional items), capital structure (primarily finance (costs)/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 25%; 2023: 21%). The normalized tax rate of 25% is the current UK corporation tax rate (2023: US federal corporate income tax rate of 21%).

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the UK corporation tax rate of 25% (2023: US federal corporate income tax rate of 21% ) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted earnings/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2024	2023	2024	2023
Revenue
Commercial % of total revenue	42.8%	31.8%	49.8%	42.4%
Broadcasting % of total revenue	31.0%	47.1%	27.2%	38.0%
Matchday % of total revenue	26.2%	21.1%	23.0%	19.6%

	2024/25 Season	2023/24 Season	2024/25 Season	2023/24 Season
Home Matches Played
PL	7	6	10	10
UEFA competitions	2	3	3	3
Domestic Cups	1	1	2	2
Away Matches Played
PL	6	7	9	10
UEFA competitions	3	2	3	3
Domestic Cups	1	-	1	-
Other
Employee benefit expenses % of revenue	41.5%	42.1%	47.6%	48.4%

Contacts

Investors:

Corinna Freedman

Head of Investor Relations

Corinna.Freedman@manutd.co.uk

Media:

Toby Craig

Chief Communications Officer

Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2024	2023	2024	2023
Revenue from contracts with customers	198,700	225,756	341,765	382,852
Operating expenses	(196,493)	(198,661)	(382,078)	(383,423)
Profit on disposal of intangible assets	839	399	36,391	29,880
Operating profit/(loss)	3,046	27,494	(3,922)	29,309
Finance costs	(42,480)	(16,593)	(31,471)	(37,842)
Finance income (1)	4,917	16,318	2,504	2,948
Net finance costs	(37,563)	(275)	(28,967)	(34,894)
(Loss)/profit before income tax	(34,517)	27,219	(32,889)	(5,585)
Income tax credit/(expense)	6,772	(6,845)	6,473	202
(Loss)/profit for the period	(27,745)	20,374	(26,416)	(5,383)

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(16.35)	12.49	(15.58)	(3.30)
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	169,746	163,159	169,532	163,159
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence) (2)	(16.35)	12.44	(15.58)	(3.30)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (2)	169,746	163,723	169,532	163,159

(1) Each element of finance costs and income is split based on its position in both the three months ended 31 December and the six months ended 31 December. In both the current year and the prior year, exchange rate fluctuations have resulted in costs and income for the three months ended 31 December that are greater than the total net position across the six months ended 31 December.

(2) For the three months ended 31 December 2024 and the six months ended 31 December 2024 and 31 December 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2024	30 June 2024	31 December 2023
ASSETS
Non-current assets
Property, plant and equipment	267,060	256,118	255,246
Right-of-use assets	7,650	8,195	8,199
Investment properties	19,573	19,713	19,853
Intangible assets	946,014	837,564	922,527
Deferred tax asset	25,779	17,607	-
Trade receivables	46,583	27,930	24,498
Derivative financial instruments	364	380	200
	1,313,023	1,167,507	1,230,523
Current assets
Inventories	13,423	3,543	4,024
Prepayments	27,568	18,759	26,945
Contract assets – accrued revenue	59,847	39,778	61,819
Trade receivables	88,776	36,999	81,388
Other receivables	2,022	2,735	2,065
Derivative financial instruments	247	1,917	2,439
Cash and cash equivalents	95,542	73,549	62,809
	287,425	177,280	241,489
Total assets	1,600,448	1,344,787	1,472,012

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2024	30 June 2024	31 December 2023
EQUITY AND LIABILITIES
Equity
Share capital	56	55	53
Share premium	307,345	227,361	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(3,542)	(1,000)	(25)
Retained deficit	(334,870)	(309,251)	(200,558)
	196,714	144,890	96,017
Non-current liabilities
Deferred tax liabilities	-	-	924
Contract liabilities - deferred revenue	4,146	5,347	8,059
Trade and other payables	179,438	175,894	189,891
Borrowings	515,719	511,047	506,509
Lease liabilities	8,018	7,707	7,704
Derivative financial instruments	3,179	4,911	1,482
	710,500	704,906	714,569
Current liabilities
Contract liabilities - deferred revenue	165,724	198,628	149,643
Trade and other payables	297,598	249,030	231,701
Income tax liabilities	966	427	775
Borrowings	215,746	35,574	266,792
Lease liabilities	672	934	861
Derivative financial instruments	4,558	2,603	591
Provisions	7,970	7,795	11,063
	693,234	494,991	661,426
Total equity and liabilities	1,600,448	1,344,787	1,472,012

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2024	2023	2024	2023
Cash flows from operating activities
Cash used in operations (see supplemental note 4)	(55,807)	(38,012)	(32,599)	(12,141)
Interest paid	(7,401)	(8,182)	(18,771)	(18,756)
Interest received	696	223	1,756	572
Tax (paid)/refunded	(718)	(561)	(299)	5,256
Net cash outflow from operating activities	(63,230)	(46,532)	(49,913)	(25,069)
Cash flows from investing activities
Payments for property, plant and equipment	(6,936)	(2,811)	(17,235)	(11,840)
Payments for intangible assets	(49,917)	(35,729)	(203,657)	(167,942)
Proceeds from sale of intangible assets	5,770	7,913	39,338	33,582
Net cash outflow from investing activities	(51,083)	(30,627)	(181,554)	(146,200)
Cash flows from financing activities
Proceeds from issue of shares	79,985	-	79,985	-
Proceeds from borrowings	-	60,000	200,000	160,000
Repayment of borrowings	(20,000)	-	(20,000)	-
Principal elements of lease payments	(63)	(300)	(191)	(500)
Net cash inflow from financing activities	59,922	59,700	259,794	159,500
Effects of exchange rate changes on cash and cash equivalents	375	(561)	(6,334)	(1,441)
Net (decrease)/increase in cash and cash equivalents	(54,016)	(18,020)	21,993	(13,210)
Cash and cash equivalents at beginning of period	149,558	80,829	73,549	76,019
Cash and cash equivalents at end of period	95,542	62,809	95,542	62,809

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
(Loss)/profit for the period	(27,745)	20,374	(26,416)	(5,383)
Adjustments:
Income tax (credit)/expense	(6,772)	6,845	(6,473)	(202)
Net finance costs	37,563	275	28,967	34,894
(Profit)/loss on disposal of intangible assets	(839)	(399)	(36,391)	(29,880)
Exceptional items	14,537	9,595	23,175	9,595
Amortization	49,423	50,495	102,693	97,340
Depreciation	4,293	4,153	8,549	8,255
Adjusted EBITDA	70,460	91,338	94,104	114,619

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 December		Six months ended 31 December
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
(Loss)/profit for the period	(27,745)	20,374	(26,416)	(5,383)
Exceptional items	14,537	9,595	23,175	9,595
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	15,936	(13,332)	(748)	421
Fair value (gain)/loss on embedded foreign exchange derivatives	(4,221)	946	1,731	9,109
Income tax (credit)/expense	(6,772)	6,845	(6,473)	(202)
Adjusted (loss)/profit before income tax	(8,265)	24,428	(8,731)	13,540
Adjusted income tax (expense)/credit (using a normalized tax rate of 25% (2023: 21%))	2,066	(5,130)	2,183	(2,843)
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(6,199)	19,298	(6,548)	10,697

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(3.65)	11.83	(3.86)	6.56
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	169,746	163,159	169,532	163,159
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)(1)	(3.65)	11.79	(3.86)	6.53
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands) (1)	169,746	163,723	169,532	163,723

(1) For the three months ended 31 December 2024 and the six months ended 31 December 2024 and 31 December 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash used in operations

	Three months ended 31 December		Six months ended 31 December
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
(Loss)/profit for the period	(27,745)	20,374	(26,416)	(5,383)
Income tax (credit)/expense	(6,772)	6,845	(6,473)	(202)
(Loss)/profit before income tax	(34,517)	27,219	(32,889)	(5,585)
Adjustments for:
Depreciation	4,293	4,153	8,549	8,255
Amortization	49,423	50,495	102,693	97,340
Profit on disposal of intangible assets	839	(399)	(36,391)	(29,880)
Net finance costs	37,563	275	28,967	34,894
Non-cash employee benefit expense – equity-settled share-based payments	421	736	797	1,476
Foreign exchange losses/(gains) on operating activities	562	619	(152)	477
Reclassified from hedging reserve	184	250	2,943	(2)
Changes in working capital:
Inventories	(982)	1,022	(9,880)	(859)
Prepayments	8,685	9,286	(9,413)	(10,833)
Contract assets – accrued revenue	(14,088)	(14,476)	(20,069)	(18,487)
Trade receivables	(35,013)	(39,110)	(49,243)	(44,355)
Other receivables	140	9,612	713	7,863
Contract liabilities – deferred revenue	(62,241)	(64,780)	(34,105)	(18,581)
Trade and other payables	(9,386)	(23,602)	14,920	(31,839)
Provisions	(12)	688	(39)	(2,025)
Cash used in operations	(55,807)	(38,012)	(32,599)	(12,141)